AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2011, is to the Investment Management Agreement made as of the 30th day of October, 1992 and amended and restated as of the 25th day of February, 1994 and the 23rd day of November, 1995 and the 2nd day of December, 1997 and the 1st day of May, 2004 and the 1st day of March, 2008 and the 1st day of May, 2009 and the 1st day of May, 2010 (the “Agreement”) by and between Templeton Asset Management Ltd., a U.S. registered investment adviser and a corporation organized under the laws of Singapore (the “Manager”) and Templeton Developing Markets Trust (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Fund wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund present in person, approved the following amendment at a meeting called for such purpose on March 1, 2011.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

The Fund agrees to pay to the Manager a monthly fee in dollars, at the annual rate of the Fund’s daily net assets, as listed below, payable at the end of each calendar month:

                              1.10%, up to and including $1 billion

                              1.05%, over $1 billion, up to and including $5 billion

                              1.00%, over $5 billion, to and including $10 billion

                              0.95%, over $10 billion, up to and including $15 billion

                              0.90%, over $15 billion, up to and including $20 billion

                              0.85%, over $20 billion

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

TEMPLETON ASSET MANAGEMENT LTD.

By: /s/GREGORY E. MCGOWAN

        Gregory E. McGowan

   Director

TEMPLETON DEVELOPING MARKETS TRUST

By: /s/ROBERT C. ROSSELOT

 Robert C. Rosselot

 Vice President and Secretary